                       [Rutan and Tucker, LLP Letterhead]




                               September 11, 2008



VIA FACSIMILE AND EDGAR CORRESPONDENCE
--------------------------------------


Russell Mancuso, Esq.
Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
Mail Stop 6010
100 F Street, N.E.
Washington, D.C. 20549

      Re:    Strasbaugh
             Registration Statement on Form S-1
             Amended August 28, 2008
             File No. 333-144787
             ----------------------------------

Dear Mr. Mancuso:

      This letter responds to the comments contained in your letter dated September 9, 2008 relating to Strasbaugh (the "Company"), a copy of which letter is enclosed for your convenience. We have reproduced below in bold font each of your comments set forth in your letter of September 9, 2008, together with the Company's responses in regular font immediately following each reproduced comment. The Company's responses in this letter correspond to the numbers you placed adjacent to your comments in your letter of September 9, 2008.

      In the interest of time, we are responding to your letter of comments without filing an amendment to the Company's registration statement on Form S-1 (the "Amendment"). The Company will file an Amendment once it has cleared Comment Nos. 1, 2, 4 and 5 below.

1. FROM EXHIBITS A AND B OF YOUR RESPONSE LETTER, IT APPEARS THAT YOU BELIEVE THAT THE WARRANT HOLDERS MAY TRANSFER THE WARRANTS TO AN INVESTOR WHO MAY NOT BE ABLE TO SUBSEQUENTLY EXERCISE THE WARRANT. IN THIS REGARD, WE NOTE YOUR STATEMENT IN EXHIBIT B THAT "A SITUATION MIGHT ARISE WHERE A WARRANT MAY BE TRANSFERRED BY A HOLDER TO A TRANSFEREE AND THEN EXERCISED BY SUCH TRANSFEREE IN THE ABSENCE OF AN EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT..." IT APPEARS, THEREFORE, THAT YOU INTEND THE LEGEND TO RESTRICT EXERCISE BY THE TRANSFEREE UNLESS AN EXEMPTION FROM REGISTRATION IS AVAILABLE. HOWEVER, GIVEN THAT YOU WILL BE ENGAGED IN AN ONGOING OFFER OF THE SECURITIES UNDERLYING THE WARRANT TO THE TRANSFEREE BEFORE THAT TRANSFEREE EXERCISES THE WARRANT, IT IS UNCLEAR WHY YOU BELIEVE YOU CAN WAIT UNTIL EXERCISE TO DETERMINE IF YOUR ONGOING OFFER OF THE UNDERLYING SECURITY TO THE TRANSFEREE MUST BE REGISTERED. PLEASE ADVISE.

Russell Mancuso, Esq.
September 11, 2008
Page 2


      The Warrant Clarification Agreement and the transmittal letter attached as Exhibits A and B to our response letter dated August 28, 2008 have been revised and attached as Exhibits A and B hereto. These exhibits have been revised to clarify the parties' original intention that a holder of a warrant who desires to transfer the warrant must establish to the Company that the transfer is exempt from registration and does not constitute and will not result in a violation of the Securities Act. Accordingly, we believe it is now clear in Exhibits A and B that both the transfer and the exercise of the warrants are subject to analysis and pre-approval by Company counsel, and no transfer or exercise of a warrant will be permitted if the offer or sale to the transferee of the warrant or the underlying common stock would constitute or result in a violation of the Securities Act.

2. GIVEN THAT WE HAVE NOT MADE ANY DETERMINATION REGARDING "ALLOWING" YOU TO REGISTER THE RESALE OF THE SECURITIES, YOU SHOULD NOT IMPLY TO THE CONTRARY IN EXHIBIT B AS AN ENTICEMENT FOR INVESTORS TO SIGN THE AGREEMENT OR OTHERWISE.

      The Company has removed the reference to the Staff allowing the Company to register for resale the shares of common stock underlying the warrants from the transmittal letter attached as Exhibit B hereto.

SELLING SECURITY HOLDERS, PAGE 83
---------------------------------

3. PLEASE RECONCILE THE TOTAL NUMBER OF SHARES OFFERED ACCORDING TO THE TABLE WITH THE NUMBER OF SHARES IN THE FEE TABLE IN THE FACING PAGE OF YOUR REGISTRATION STATEMENT.

      In light of this Comment and our response to Comment No. 4 and No. 5, the Company will revise its disclosure in the fee table and elsewhere throughout the Amendment to accurately disclose the total number of shares being offered.

4. PLEASE REVISE HERE, IN YOUR PLAN OF DISTRIBUTION, AND ELSEWHERE THROUGHOUT THE DOCUMENT THAT B. RILEY AND CO., LLC IS AN UNDERWRITER - NOT MERELY THAT IT IS OR MAY BE "DEEMED" TO BE AN UNDERWRITER.

      B. Riley and Co., LLC has advised the Company of its desire not to include any of its securities of the Company under the prospectus. B. Riley and Co., LLC will be removed from the Selling Security Holder section of the Amendment. As a result, it is not necessary to amend the prospectus to name B. Riley and Co., LLC as an underwriter.

Russell Mancuso, Esq.
September 11, 2008
Page 3


5. PLEASE DISCLOSE WHEN JONATHAN STANTON COMPANY SOLD ITS SECURITIES TO THE OTHER SELLING SECURITY HOLDERS. ALSO PROVIDE US YOUR ANALYSIS OF WHETHER THE SECURITIES THAT B. RILEY AND CO., LLC IS OFFERING IS PART OF YOUR DISTRIBUTION OF YOUR SECURITIES. IF SO AND YOU ARE NOT ELIGIBLE TO CONDUCT A PRIMARY AT-THE-MARKET OFFERING PER RULE 415(A)(4), B. RILEY'S COMMON SHARES MAY BE REGISTERED FOR RESALE ONLY AFTER CONVERSION AND THE SHARES MUST BE OFFERED AT A FIXED PRICE FOR THE DURATION OF THE OFFERING.

      The Company will disclose in the Amendment that Jonathan Stanton Company sold its securities to the other selling security holders on August 1, 2008, more than one year after the date of their initial issuance. With respect to B. Riley and Co., LLC, please see our response to Comment No. 4.

      If you have any questions regarding the foregoing, please call me at (714) 641-3450.

                                             Sincerely yours,

                                             RUTAN & TUCKER, LLP

                                             /s/ LARRY CERUTTI

                                             Larry A. Cerutti


cc:   Jay Mumford, Esq. (via FEDEX, w/enc.)
      Ms. Tara Harkins (via FEDEX, w/enc.)
      Mr. Chuck Schillings (via electronic mail, w/enc.)
      Mr. Richard Nance (via electronic mail, w/enc.)
      Mr. Fred Furry (via electronic mail, w/enc.)

EXHIBIT A

                         WARRANT CLARIFICATION AGREEMENT


      THIS WARRANT CLARIFICATION AGREEMENT ("CLARIFICATION AGREEMENT") is made as of the __ day of September, 2008, by and among Strasbaugh, a California corporation (the "Company"), and each of the investors identified on the Schedule of Investors attached hereto as Exhibit A (individually an "INVESTOR" and collectively, the "INVESTORS").

                                    RECITALS

      A. The Company and the Investors (the "PARTIES") entered into that certain Securities Purchase Agreement dated May 24, 2007 (the "PURCHASE AGREEMENT"), pursuant to which the Company issued to the Investors, among other securities, warrants (the "WARRANTS") to purchase shares of the Company's common stock.

      B. The Warrants issued pursuant to the Purchase Agreement may not be exercised, offered or sold in the absence of an exemption from the registration requirements of the Securities Act of 1933, as amended (the "SECURITIES ACT").

      C. Each of the Purchase Agreement and the Warrants contains a restricted securities legend with respect to the exercise, offer and/or sale of the Warrants.

      D. It has come to the attention of the Company that the description of the restricted securities legend contained in the Purchase Agreement is not consistent with the restricted securities legend contained in the Warrant and in neither case does the restricted securities legend accurately describe the Parties' initial agreement with respect to the limitations on transfer.

      E. The Parties now desire to amend certain provisions of each of the Purchase Agreement and the Warrant to clarify the transfer restrictions imposed upon the Warrants and to make each consistent with the other, so as to accurately evidence the initial agreement of the Parties at the time the Parties entered into the Purchase Agreement and the Warrant on May 24, 2007.

      NOW THEREFORE, in consideration of the foregoing premises and the respective promises and agreements of the parties set forth herein, and for good and valuable consideration, the amount and sufficiency of which is hereby acknowledged, the parties hereto agree as follows:

      1. Definitions. Capitalized terms used herein and not otherwise defined herein shall have the respective meanings ascribed thereto in the Purchase Agreement.

      2.    Amendments.

            (a) Section 5.1(a) of the Purchase Agreement is hereby amended by deleting such section in its entirety and inserting in its place the following:

                  "(a)  The Investors covenant that the Securities will only be disposed of pursuant to an effective registration statement under, and in compliance with the requirements of the Securities Act or pursuant to an available exemption from the registration requirements of the Securities Act, and in compliance with any applicable state securities laws. The Investors further covenant that the Warrants will be exercised in compliance with the requirements of, the Securities Act pursuant to an available exemption from the registration requirements of the Securities Act and in compliance with any applicable state securities laws. In connection with any transfer of Securities other than pursuant to an effective registration statement or to the Company, the Company may require the transferor to provide to the Company an opinion of counsel selected by the transferor, the form and substance of which opinion shall be reasonably satisfactory to the Company, to the effect that such transfer does not require registration under, and does not constitute and will not result in a violation of, the Securities Act. Notwithstanding the foregoing, the Company hereby consents to and agrees to register on the books of the Company and with its transfer agent, without any such legal opinion, except to the extent that the transfer agent requests such legal opinion, any transfer of Securities by an Investor to an Affiliate of such Investor, provided that the transferee certifies to the Company that it is an "accredited investor" as defined in Rule 501(a) under the Securities Act and provided that such Affiliate does not request any removal of any existing legends on any certificate evidencing the Securities."

            (b) Section 5.1(b) of the Purchase Agreement is hereby amended by deleting such section in its entirety and inserting in its place the following:

                  "(b)  The certificates representing the Securities will bear a legend denoting the restrictions on transfer. Each Investor agrees to sell, assign, transfer, exercise or convert the Securities only in accordance with such restrictions, as applicable. The Investors agree to the imprinting, so long as is required by this Section 5.1(b), of a legend which shall be in substantially the following form on any certificate evidencing any of the Securities:

                  NEITHER THESE SECURITIES NOR THE SECURITIES ISSUABLE UPON THE [EXERCISE/CONVERSION] OF THESE SECURITIES HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), OR ANY STATE SECURITIES LAWS. THE SECURITIES REPRESENTED HEREBY MAY NOT BE EXERCISED, OFFERED, SOLD, TRANSFERRED, PLEDGED, HYPOTHECATED OR OTHERWISE ASSIGNED (EACH A "TRANSFER") EXCEPT (A) PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE SECURITIES ACT OR PURSUANT TO AN AVAILABLE EXEMPTION FROM, OR IN A TRANSFER NOT SUBJECT TO, THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT AND (B) TO THE EXTENT THE TRANSFER DOES NOT CONSTITUTE AND WILL NOT RESULT IN

                  A VIOLATION OF APPLICABLE FEDERAL OR STATE SECURITIES LAWS, AS EVIDENCED BY A LEGAL OPINION OF COUNSEL TO THE TRANSFEROR TO SUCH EFFECT (TO THE EXTENT REQUESTED BY COUNSEL OF THE COMPANY), THE SUBSTANCE OF WHICH SHALL BE REASONABLY ACCEPTABLE TO THE COMPANY. THE HOLDER HEREOF AGREES THAT IT WILL DELIVER, OR CAUSE TO BE DELIVERED, TO EACH PERSON TO WHOM THE SECURITIES HEREBY REPRESENTED ARE TRANSFERRED A NOTICE SUBSTANTIALLY TO THE EFFECT OF THIS LEGEND. THESE SECURITIES AND THE SECURITIES ISSUABLE UPON [EXERCISE/CONVERSION] OF THESE SECURITIES MAY BE PLEDGED IN CONNECTION WITH A BONA FIDE MARGIN ACCOUNT SECURED BY SUCH SECURITIES.

            Certificates evidencing Securities shall not be required to contain such legend (i) while a registration statement covering the resale of the Securities (including the Securities that may be issued upon exercise or conversion of the Securities) is effective under the Securities Act, (ii) following any sale of such Securities pursuant to Rule 144 if the holder provides the Company with a legal opinion (and the documents upon which the legal opinion is based) reasonably acceptance to the Company to the effect that the Securities (including the Securities that may be issued upon exercise or conversion of the Securities) can be sold under Rule 144,
      (iii) if the holder provides the Company with a legal opinion (and the documents upon which the legal opinion is based) reasonably acceptable to the Company to the effect that the Securities (including the Securities that maybe issued upon exercise or conversion of the Securities) are eligible for unlimited resale under Rule 144(b), or (iv) if the holder provides the Company with a legal opinion (and the documents upon which the legal opinion is based) reasonably acceptable to the Company to the effect that the legend is not required under applicable requirements of the Securities Act (including controlling judicial interpretations and pronouncements issued by the Staff of the SEC)."

            (c) The legend that appears on the face of each of the Warrants issued pursuant to the Purchase Agreement is hereby amended by deleting such legend in its entirety and inserting in its place a legend substantially in the form of the legend appearing in Section 2.2 of this Clarification Agreement.

      3. Clarifications. The Parties hereby acknowledge and agree that the provisions set forth in Section 2 of this Clarification Agreement evidence the understandings and agreements of the Parties at the time the Parties entered into the Purchase Agreement and the Warrants on May 24, 2007.

      4. Miscellaneous. Except as modified and amended pursuant to this Clarification Agreement, the Purchase Agreement and the Warrants are and shall remain in full force and effect. This Amendment may be executed in one or more counterparts, each of which shall be deemed an original, but all of which taken together shall constitute one and the same instrument. This Amendment will become binding on each Investor when one or more counterparts hereof, individually or taken together, will bear the signatures of such Investor and the Company as signatories.

      IN WITNESS WHEREOF, the parties hereto have caused this Warrant Clarification Agreement to be duly executed by their respective authorized signatories as of the date first indicated above.


The Company:                        STRASBAUGH


                                    By:______________________
                                    Name: Richard Nance
                                    Title: Chief Financial Officer



Investor:                           [________________________]


                                    By:______________________
                                    Name:
                                    Title:

EXHIBIT B


                               September __, 2008


_________________
_________________
_________________
_________________


      Re:   Warrant Clarification Agreement
            -------------------------------


Dear ______________:

      As you know, Strasbaugh (the "Company") is in the process of registering for resale under the Securities Act of 1933, as amended (the "Securities Act"), shares of the Company's common stock underlying the Company's preferred stock and warrants (the "Securities") you purchased pursuant to the terms of the Securities Purchase Agreement dated May 24, 2007 between you, the Company and certain other parties (the "Purchase Agreement").

      In connection with the registration of the Securities for resale, we are concerned that a situation could arise in the future whereby the warrants issued pursuant to the Purchase Agreement could be transferred to and/or exercised by a transferee in violation of the Securities Act if the restricted securities legend contained on the warrants is removed. This concern does not affect exercise of the warrants by the initial purchasers of the warrants.

      However, as you know, the Company and each of the parties to the Purchase Agreement agreed that the Warrants would not be transferred or exercised in violation of the Securities Act. Therefore, to (i) properly evidence our initial agreement that the warrants will not be transferred or exercised in violation of the Securities Act, and (ii) correct a discrepancy between the description of the restricted securities legend contained in the Purchase Agreement and the actual restricted securities legend contained in the warrant, we desire to amend the Purchase Agreement and the warrants issued thereunder to clarify our collective original intention that the warrants will not be transferred or exercised by the holders thereof in the absence of an exemption from the registration requirements of the Securities Act or to the extent the transfer or exercise would constitute or result in a violation of the Securities Act. Accordingly, a "Warrant Clarification Agreement" containing a revised legend is enclosed for your review and execution.

      The revised legend clarifies that the Company has the authority to require a holder of a warrant who desires to transfer the warrant to provide the Company with a legal opinion reasonably acceptable to the Company to the effect that the transfer is exempt from registration and does not constitute and will not result in a violation of the Securities Act. Please be aware, however, that we have concluded, with the assistance of our legal counsel, that it is not possible under applicable securities laws for anyone to provide the Company with a legal opinion that is "reasonably acceptable" to the Company to the effect that the restricted securities legend may be removed from the warrant.

-----------------
September __,2008
Page 2


      Because clearly there was never any intent on the part of the Company or any investor that is a party to the Purchase Agreement to allow for the transfer of the warrants without the inclusion of the restricted securities legend, please be advised that any request to remove the restricted legend from any of the warrants issued pursuant to the Purchase Agreement will not be accepted by the Company. Additionally, please be advised that consistent with the original intentions and agreements of the parties and pursuant to the terms of the Purchase Agreement and Registration Rights Agreement relating to your investment in the Company's preferred stock and warrants, the Company is not obligated to, and will not, register for resale under the Securities Act any of the warrants.

      UPON YOUR REVIEW OF THE ENCLOSED WARRANT CLARIFICATION AGREEMENT, PLEASE FAX AN EXECUTED COPY OF THE DOCUMENT TO MY ATTENTION AT ______________ AS SOON AS POSSIBLE. If you have any questions regarding the foregoing, please call me at 805-541-6424.


                                             Very truly yours,


                                             Richard Nance,
                                             Chief Financial Officer